March 15, 2007

Mail Stop 6010

Steve Anderson
Surfect Holdings, Inc.
12000-G Candelaria NE
Albuquerque, New Mexico 87112

> **Re:** **Surfect Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed March 6, 2007**
> **File No. 333-139034**

Dear Mr. Anderson:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please ensure that all the narrative disclosure is updated when you file your next amendment, including the Management's Discussion and Analysis section.

Annual Audited Financial Statements, page F-1

2. Please update the financial statements, as applicable, to comply with Item 310(g) of Regulation S-B.

Annual Audited Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-9

Stock Option Plan, page F-11

3. Please refer to prior comment 13 from our letter dated February 7, 2007. We note from your disclosures in Note 2 that you recognize compensation expense when

stock options are granted at a discounted exercise price in accordance with EITF 96-18 and SFAS 123.   Please address the following:

- Revise this note to clearly distinguish between your accounting policy for stock options issued to employees and your accounting policy for stock and stock options issued to non-employees.

- Please tell us and revise this note to clearly describe your policy for stock options and stock granted to non-employees. Discuss how your policy complies with the guidance of paragraphs 8-10 of SFAS 123 and EITF 96-18.

- You state on page F-17 that stock issued in connection with ongoing consulting services was accounted for under EITF 96-18. However, you disclose that the fair value in excess of exercise prices granted to consultants amounted to $5,000 in 2005 and 2004 and was recorded to professional service expense. Based on the latter disclosure, it appears that you have only reflected the difference between the fair value of the stock and the exercise price. Please revise to account for these transactions in accordance with paragraphs 8-10 of SFAS 123 and EITF 96-18 or tell us how your accounting complies.

- Please note the guidance in paragraphs 8-10 of SFAS 123 and paragraphs 1-4 of APB 25, which indicates that stock and stock options issued to non-employees must be accounted for in accordance with SFAS 123 as such transactions are not within the scope of APB 25.

Note 11. Stock Options, page F-15

4.   Please refer to prior comment 16 from our letter dated February 7, 2007. Please revise this note to include the pro forma disclosures required by paragraph 2(e) of SFAS 148.

Surfect Holdings, Inc. and Subsidiary Condensed Financial Statements, page CF-1

General

5.   Please refer to prior comment 34 from our letter dated December 22, 2006 and prior comment 17 from our letter dated February 7, 2007. As applicable, please revise your unaudited financial statements to address the above information.

Condensed Consolidated Balance Sheets, page CF-1

6.   We note that your December 31, 2005 condensed consolidated balance sheet presented here contains mathematical errors, specifically relating to the calculation of total current assets. Please revise to correct.

Notes to the Unaudited Condensed Consolidated Financial Statements, page CF-12

Note 7. Stock Options, page 7

7.   Please refer to prior comment 28 from our letter dated February 7, 2007. We note that you base your historical volatility on the Goldman Sachs Technology Industry Semiconductor Index. Please explain to us how this index is comparable to your company by explaining how this index contains historical volatilities of similar entities following a comparable period in their lives. Tell us how the expected volatility used in your stock-based compensation calculations complies with the guidance of paragraphs A31-A34 of SFAS 123(R) and SAB Topic 14.D.1.

Legality Opinion

8.   Revise the legality opinion to remove the impermissible assumptions in the second paragraph. You cannot assume away factors that are the basis for your opinion (for example, all information in all documents you reviewed is correct) or conclusions of law (for example, each person signing had the legal capacity to do so.)

9.   Also delete the last sentence in the last paragraph of the opinion.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tara Harkins at (202) 551-3639 or in her absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

                                                    Sincerely,

                                                    Peggy Fisher
                                                    Assistant Director

cc: (via fax) Harvey Kesner, Esq.